# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: flyExclusive, Inc. (f/k/a EG Acquisition Corp.), CIK 0001843973
CUSIP: 343928107
Title of class of securities: Class A Common Stock, par value $0.0001 par value
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Date of event which requires filing of this statement: 07/28/2025
Filed by CIK 0001591141
Persons authorized to receive notices and communications: Gregg S. Hymowitz, 375 Park Avenue, 24th Floor, New York, New York (NY), 10152, 212-888-1040

## Reporting persons
- Gregg S. Hymowitz (CIK 0001591141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 24,553,145; sole dispositive power 0; shared dispositive power 24,553,145; aggregate amount beneficially owned 24,553,145 (79.7% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of the shared held by the reporting persons as set forth below.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor and the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EG Sponsor LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by EG Sponsor LLC ("Sponsor"), (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global Partners Offshore LP: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- GH EP Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global Group LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons
- EnTrust Global LLC: citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Emerald (Cayman) LP: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,517,808; sole dispositive power 0; shared dispositive power 9,517,808; aggregate amount beneficially owned 9,517,808 (39.3% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of (i) 5,517,808 shares of Class A Common Stock held by EnTrust Emerald (Cayman) LP and (ii) 4,000,000 warrants held by EnTrust Emerald (Cayman) LP to purchase one share of Class A Common Stock. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the general partner of EnTrust Emerald (Cayman) LP, and may be deemed to be the beneficial owner of such shares held by EnTrust Emerald (Cayman) LP.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- ETG Omni LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,808,904; sole dispositive power 0; shared dispositive power 2,808,904; aggregate amount beneficially owned 2,808,904 (13.9% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of 2,808,904 shares of Class A Common Stock held by ETG Omni LLC. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the managing member of ETG Omni LLC, and may be deemed to be the beneficial owner of such shares held by ETG Omni LLC.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,326,712; sole dispositive power 0; shared dispositive power 12,326,712; aggregate amount beneficially owned 12,326,712 (50.9% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of the shares described above for EnTrust Emerald (Cayman) LP and ETG Omni LLC.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of May 31, 2025 as reported by the Issuer in its Pre-Effective Amendment No. 1 to Form S-3 filed with the SEC on June 20, 2025, together with the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
  
  Explanatory Note
  
  This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 8, 2024, as amended by Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), filed on August 12, 2024, as amended by Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), filed on March 25, 2025 (together with Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 par value
Name of issuer: flyExclusive, Inc. (f/k/a EG Acquisition Corp.)
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Waiver Letter

The Issuer and EG Sponsor LLC are parties to a letter agreement dated May 25, 2021, that, among other things, imposed a lock-up restriction on the 5,625,000 shares of the Issuer's Class A common stock and warrants to purchase 4,333,333 shares of the Issuer's Class A common stock owned by EG Sponsor LLC (excluding those shares attributable to the former independent directors of EG Acquisition Corp., which were only subject to a one-year lock-up that has now expired). The lock-up was set to expire on December 27, 2026 (the "Lock-Up")

The Issuer notified EG Sponsor LLC of its desire to remove the lock-up on EG Sponsor LLC's Class A Common stock and warrants, to which EG Sponsor LLC agreed. On July 28, 2025, the Issuer executed a waiver letter (the "Waiver Letter") to waive the Lock-Up. All other terms of the Letter Agreement remain in full force and effect.

A copy of the Waiver Letter is incorporated by reference herein as Exhibit 10.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Waiver Letter, dated as of July 25, 2025, delivered by flyExclusive, Inc. to EG Sponsor LLC (incorporated by reference to Exhibit 10.1 on the Issuer's Form 8-K, filed on July 28, 2025).

Exhibit 99.1 Joint Filing Agreement, dated as of July 30, 2025, by and among Gregg S. Hymowitz, EG Sponsor LLC, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC, EnTrust Emerald (Cayman) LP, ETG Omni LLC and EnTrust Global Partners LLC.

## Signatures
- Gregg S. Hymowitz: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (07/30/2025)
- EG Sponsor LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (07/30/2025)
- EnTrust Global Partners Offshore LP: By: EnTrust Global Group LLC, its general partner, by EnTrust Global LLC, its managing member, by GH EP Holdings LLC, its managing member, by Gregg S, Gregg S. Hymowitz (07/30/2025)
- GH EP Holdings LLC: by Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (07/30/2025)
- EnTrust Global Group LLC: By: EnTrust Global LLC, its managing member, by GH EP Holdings LLC, its managing member, by Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymow, Gregg S. Hymowitz (07/30/2025)
- EnTrust Global LLC: By: by GH EP Holdings LLC, its managing member, by Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (07/30/2025)
- EnTrust Emerald (Cayman) LP: By: EnTrust Global Partners LLC, as general partner, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (07/30/2025)
- ETG Omni LLC: By: EnTrust Global Partners LLC, as manager, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (07/30/2025)
- EnTrust Global Partners LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (07/30/2025)